# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: UR-ENERGY INC, CIK 0001375205
CUSIP: 91688R108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: SUITE 200, SUITE 200, LITTLETON, Colorado (CO), 80127
Date of event which requires filing of this statement: 07/29/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001607512-24-000004
Filed by CIK 0001607512

## Reporting persons
- SEGRA CAPITAL MANAGEMENT, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); sole voting power 0; shared voting power 31,820,004; sole dispositive power 0; shared dispositive power 31,820,004; aggregate amount beneficially owned 31,820,004 (8.7% of the class)
- Segra Global Management, LLC: type of reporting person: investment adviser (IA), parent holding company or control person (HC); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); sole voting power 0; shared voting power 31,820,004; sole dispositive power 0; shared dispositive power 31,820,004; aggregate amount beneficially owned 31,820,004 (8.7% of the class)
- Adam Rodman: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 31,820,004; sole dispositive power 0; shared dispositive power 31,820,004; aggregate amount beneficially owned 31,820,004 (8.7% of the class)
- Segra Resource Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 31,820,004; sole dispositive power 0; shared dispositive power 31,820,004; aggregate amount beneficially owned 31,820,004 (8.7% of the class)

## Item 1. Issuer
Name of issuer: UR-ENERGY INC
Address of issuer's principal executive offices: SUITE 200, SUITE 200, LITTLETON, COLORADO, 80127.

## Item 2. Person Filing
Name of person filing:
This statement is being jointly filed by and on behalf of each of Segra Capital Management, LLC, a Florida limited liability company (Segra), Segra Global Management, LLC (the General Partner), a Florida limited liability company, Segra Resource Partners, LP (the Fund), and Adam Rodman.

The Fund is the record and direct beneficial owner of the securities covered by this statement. Segra, as the investment adviser to the Fund, and the General Partner may be deemed to beneficially own the securities covered by this statement. Mr. Adam Rodman is the Managing Member of the Firm and the General Partner and may be deemed to beneficially own securities owned by the Fund.

The total number of shares owned consists of 31,820,004 shares of common stock.

Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement. Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.
Address of principal business office or, if none, residence: 250 Royal Palm Way, Suite 304, Palm Beach, FL 33480
Citizenship:
Segra Capital Management, LLC - Florida
Segra Global Management, LLC - Florida
Adam Rodman - United States of America
Segra Resource Partners, LP - Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 31,820,004 shares of Common Stock
Percent of class: 8.7% (based on 364,819,260 shares of Common Stock outstanding as reported in the Issuers Form 10-Q filed on May 8, 2025)
Sole power to vote or to direct the vote: 31,820,004 shares of Common Stock
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 31,820,004 shares of Common Stock
Shared power to dispose or to direct the disposition: 0

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- SEGRA CAPITAL MANAGEMENT, LLC: /s/ Michael Fabiano, Michael Fabiano / COO, CFO, CCO (08/14/2025)
- Segra Global Management, LLC: /s/ Adam Rodman, Adam Rodman / Managing Member of the General Partner (08/14/2025)
- Adam Rodman: /s/ Adam Rodman, Adam Rodman / Managing Member of the General Partner (08/14/2025)
- Segra Resource Partners, LP: /s/ Adam Rodman, Adam Rodman / Managing Member of the General Partner (08/14/2025)